CASTELLUM

Issuer Castellum AB
File No: 82-04683
According to Rule 12g3-2(b)
of the Securities Exchange Act

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

SUPPL

08001060

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
104

Göteborg, February 20, 2008

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed please find our latest Press Release:

Press Release 4/2008, The Swedish version of Castellum's Annual Report 2007 is now available on www.castellum.se

Very truly yours,

CASTELLUM AB

Håkan Hellström

p.p. Maria Kileby

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

CASTELLUM

PRESS RELEASE 4/2008

Gothenburg, February 8, 2008

The Swedish version of Castellum's Annual Report 2007 is now available on www.castellum.se

The Swedish version of Castellum's Annual Report 2007 is now available on our website. The English version will be available on the website at the end of February.

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 28 billion, and comprises commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Eastern Götaland. Castellum is listed on OMX Nordic Exchange in Stockholm.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56
Ulrika Danielsson, Finance Director, phone +46 31 60 74 00 / mobile + 46 706-47 12 61

END